UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  September 9, 2014

SELECT INCOME REIT

(Exact Name of Registrant as Specified in Its Charter)

Maryland

(State or Other Jurisdiction of Incorporation)

001-35442	45-4071747
(Commission File Number)	(IRS Employer Identification No.)

Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts	02458-1634
(Address of Principal Executive Offices)	(Zip Code)

617-796-8303

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

In this Current Report on Form 8-K, the terms “the Company,” “we,” “us” and “our” refer to Select Income REIT.

Item 1.01 Entry into a Material Definitive Agreement.

On September 9, 2014, we entered into a joinder agreement, or the Joinder Agreement, to the Company’s commitment letter with Citigroup Global Markets Inc., or Citi, UBS AG, Stamford Branch, or UBS, and UBS Securities LLC, dated August 30, 2014, or the Commitment Letter, previously filed as Exhibit 10.1 to our Current Report on Form 8-K filed on September 2, 2014.  The Joinder Agreement amended the Commitment Letter to, among other things, add Bank of America, N.A., or Bank of America, Royal Bank of Canada, or RBC, Jefferies Finance LLC, or Jefferies, and Morgan Stanley Bank, N.A., or Morgan Stanley, as additional financial institutions providing the commitments thereunder. Citi and UBS, the Arrangers under the Commitment Letter, have acknowledged that a “Successful Syndication” (as such term is used in the Commitment Letter) has been achieved upon execution of the Joinder Agreement.

The foregoing description of the Joinder Agreement is not complete and is subject to and qualified in its entirety by reference to the Joinder Agreement, a copy of which is attached as Exhibit 10.1 hereto and is incorporated herein by reference.

Information Regarding Certain Relationships and Related Transactions

Affiliates of Citi, UBS, Bank of America, RBC, and Morgan Stanley are lenders to us under our revolving credit facility and term loan agreement.  UBS Securities LLC has acted and is acting as our financial advisor in connection with the Merger (as defined below) and the proposed sale of the entities owning 23 healthcare properties to be acquired by us in the Merger to Senior Housing Properties Trust.  Citi, UBS, Bank of America, RBC, Jefferies and Morgan Stanley and their affiliates have engaged in, and may in the future engage in, investment banking, commercial banking, advisory and other commercial dealings in the ordinary course of business with us. They have received, and may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, Citi, UBS, Bank of America, RBC, Jefferies and Morgan Stanley and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. Citi, UBS, Bank of America, RBC, Jefferies and Morgan Stanley and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Additional Information about the Proposed Transaction and Where to Find It

On August 30, 2014, we, SC Merger Sub LLC, a Maryland limited liability company and our wholly owned subsidiary, or Merger Sub, and Cole Corporate Income Trust, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for U.S. federal income tax purposes, or CCIT, entered into an Agreement and Plan of Merger, or the Merger Agreement, which provides for the merger of CCIT with and into Merger Sub, with Merger Sub surviving as our wholly owned subsidiary, or the Merger. In connection with the Merger, we expect to file with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the Merger with respect to both us and CCIT.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER.

After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the SIR shareholders and CCIT stockholders.  Investors will be able to obtain a free copy of documents filed with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain free copies of our filings with the SEC from our website at www.sirreit.com and free copies of CCIT’s filings with the SEC from its website at www.colecapital.com.

Participants in Solicitation relating to the Merger

The Company, our Trustees and certain of our executive officers, CCIT, its directors and certain of its executive officers and Reit Management & Research LLC, our manager, and Cole Corporate Income Advisors, LLC, CCIT’s advisor, and certain of their directors, officers and employees may be deemed participants in the solicitation of proxies from our shareholders in respect of the approval of the issuance of our common shares in the Merger and from CCIT’s stockholders in respect of the approval of the Merger.  Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of our shareholders and CCIT’s stockholders in connection with the proposed Merger will be set forth in the joint proxy statement/prospectus and the other relevant documents to be filed with the SEC.  You can find information about our Trustees and executive officers in the Proxy Statement.  You can find information about CCIT’s directors and executive officers in its definitive proxy statement filed with the SEC on Schedule 14A on April 8, 2014.  These documents are available free of charge on the SEC’s website and from us or CCIT, as applicable, using the sources indicated above.

Item 9.01         Financial Statements and Exhibits.

(d)                                 Exhibits

10.1                        Joinder Agreement to Senior Unsecured Bridge Loan Commitment Letter, dated as of September 9, 2014, by and among Citigroup Global Markets Inc., UBS AG, Stamford Branch, UBS Securities LLC, Bank of America, N.A., Royal Bank of Canada, Jefferies Finance LLC, and Morgan Stanley Bank, N.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT INCOME REIT

	By:	/s/ John C. Popeo
	Name:	John C. Popeo
	Title:	Treasurer and Chief Financial Officer

Date: September 15, 2014